October 4, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (706)649-2925

Mr. Richard E. Anthony
President and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Re: **Synovus Financial Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 7, 2006
        File No. 001-10312

Dear Mr. Anthony:

        We have reviewed your response letter dated September 13, 2006, and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 7, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 12 – Derivative Financial Instruments, page F-26

1.   We have reviewed your response to comment one of our letter dated September 1, 2006. Please provide us with your SAB 99 analysis of how you determined that the impact of no hedge accounting for the brokered deposits to which you improperly applied the shortcut method was not material. In your response please quantify the impact of no hedge accounting to the relevant periods, quantify and describe the nature of other errors identified but not corrected during the periods, describe the qualitative factors considered, and quantify the impact of the entry used to correct the error.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Reviewing Accountant